Exhibit (d)(3)

PRIVATE AND CONFIDENTIAL

April 30, 2016

Nichi-Iko Pharmaceutical Co., Ltd.

6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan

Dear Sirs:

We understand that Nichi-Iko Pharmaceutical Co., Ltd. (the “Recipient” or “you”) desires to engage in certain discussions with Sagent Pharmaceuticals, Inc. (the “Company”) in connection with your consideration of a possible negotiated transaction (such possible negotiated transaction, a “Transaction”) involving the Company. The Company is prepared, subject to the terms and conditions of this letter agreement, to furnish you with certain confidential and proprietary information concerning the Company on the terms set forth herein.

1. As a condition to your being furnished information by or on behalf of the Company, you agree that you will, and you will direct your Representatives (as defined below) to, treat as confidential in accordance with this letter agreement any information (including, without limitation, oral, written and electronic information) concerning the Company or its affiliates that has been or is furnished to you by or on behalf of the Company or any of its Representatives, and all summaries, analyses, compilations, reports, forecasts, studies, memoranda, extracts, notes, other materials and portions thereof prepared by you or any of your Representatives, or otherwise on your behalf, that contain, reflect or are based, in whole or in part, on such information, including, without limitation, those stored in electronic format (herein collectively referred to as the “Evaluation Material”). The term “Evaluation Material” does not include information that (a) you can demonstrate is, at the time of disclosure, already in your possession; provided that such information is not known by you to be subject to any obligation of confidentiality (whether by agreement, duty or otherwise) to the Company or another person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by you or any of your Representatives in breach of this letter agreement, (c) becomes available to you on a non-confidential basis from a source other than the Company or its Representatives; provided that such source is not known by you to be bound by an obligation of confidentiality (whether by agreement, duty or otherwise) to the Company or another person, or (d) you can demonstrate was independently developed by you or your Representatives without reference to, incorporation of, or other use of any Evaluation Material or information from any source that is, or was at the time of disclosure of such information to you, bound by an obligation of confidentiality (whether by agreement, duty or otherwise) to the Company or another person. As used in this letter agreement, the term “Representatives” shall mean (i) when used in relation to the Company, the Company’s affiliates and its and their respective directors, officers, employees, agents and advisors (including, without limitation, financial and legal advisors, consultants and accountants) and (ii) when used in relation to you, your controlling persons and affiliates and your and their respective directors, officers, employees, agents, potential debt financing sources and advisors

(including, without limitation, financial and legal advisors, consultants and accountants). As used in this letter agreement, the term “person” shall be broadly interpreted to include, without limitation, any corporation, limited liability company, partnership, group, individual or other entity, including any governmental authority. As used in this letter agreement, the term “affiliate” has the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

2. In consideration of your being furnished Evaluation Material, you agree to, and you agree to direct your Representatives to, keep such Evaluation Material confidential in accordance with the terms of this letter agreement. You acknowledge and agree that you and your Representatives will use the Evaluation Material solely for the purpose of evaluating a Transaction, and that any use of any Evaluation Material in a proposed transaction other than a negotiated transaction will be a violation of this letter agreement. You acknowledge and agree that you will, and will direct your Representatives to, not disclose Evaluation Material to any other person except as requested or required by a governmental authority or pursuant to legal or judicial process, in each case subject to compliance with paragraph 5. Subject to the succeeding sentences of this paragraph, you may disclose Evaluation Material only to those of your Representatives who need to know such Evaluation Material for the purpose of evaluating a Transaction on your behalf (or, in the case of a potential debt financing source, for the purpose of evaluating whether to provide debt financing to you in connection with a Transaction) and only if, prior to providing such Representatives with such Evaluation Material, you advise them of the confidential nature thereof and of the terms of this letter agreement, and such Representatives agree to hold such Evaluation Material in accordance with the terms of this letter agreement and otherwise to observe and comply with the terms of this letter agreement. You agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material and to prevent your Representatives from prohibited or unauthorized disclosure or uses of the Evaluation Material. You acknowledge and agree that you shall, (i) be liable for any breach of or noncompliance with the terms of this letter agreement by any of your Representatives, as if you had committed such breach yourself, and (ii) take all reasonable measures, at your sole expense, to avoid any prohibited or unauthorized disclosure or use of the Evaluation Material or other breach of this letter agreement by any of your Representatives. The foregoing obligation shall not limit the remedies available to the Company for any breach of this letter agreement by any of your Representatives.

3. [Intentionally omitted]

4. Without the prior written consent of the Company (except as required by applicable law, regulation or stock exchange requirement), neither you nor any of your Representatives may disclose to any other person (a) that Evaluation Material has been requested by or furnished or made available to you or your Representatives, (b) the fact that this letter agreement exists or the contents hereof, (c) that you are, or the Company is, considering a Transaction, (d) that investigations, discussions or negotiations are taking place concerning a Transaction or (e) any of the terms, conditions or other facts or information with respect to a Transaction or any other potential transaction involving the Company, including, without limitation, the status or termination thereof; provided, however, that in the event you or any of your Representatives conclude that disclosure of any of the foregoing information is required by applicable law, regulation or stock exchange requirement, you or your Representative, as the case may be, (i) shall provide the Company with prompt notice thereof and a reasonable opportunity to comment on such disclosure prior to such disclosure and (ii) shall disclose only the information that, based on the advice of legal counsel, you are, or your Representative is, required to disclose pursuant to such applicable law, regulation or stock exchange requirement.

5. In the event that you or any of your Representatives are requested or required by a governmental authority or pursuant to legal or judicial process or regulatory or stock exchange rule or inquiry (including, without limitation, by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Evaluation Material or any information of the type described in paragraph 4, you will provide the Company with prompt prior written notice of such requirement to the extent not prohibited by law or regulation in order to enable the Company to seek an appropriate protective order or other remedy. If a protective order or other remedy is not obtained, and the terms of this letter agreement have not been waived by the Company and disclosure of Evaluation Material is legally required based on the advice of external legal counsel, you or such of your Representatives (a) may disclose such information only to the extent required based upon the advice of external legal counsel and (b) will give advance notice to the Company of the information to be disclosed as far in advance as is reasonably practicable and legally permissible. In any such event, you and such of your Representatives will use reasonable efforts to ensure that all Evaluation Material and other information that is so disclosed will be accorded confidential treatment.

6. In the event that you determine not to proceed with a Transaction, you will promptly inform the Financial Advisor (as defined below) of that decision and, in that case or at any other time upon the request of the Company, in its sole discretion, you shall, and shall cause your Representatives to, in each case as promptly as practicable, at your sole option (which shall be promptly communicated in writing to the Company), destroy (and, upon the Company’s written request, shall certify such destruction in writing to the Company by one of your authorized officers supervising such destruction) or redeliver to the Company all written, electronic or other tangible Evaluation Material (whether prepared by the Company, its Representatives or otherwise on the Company’s behalf or by you, your Representatives or otherwise on your behalf) and will not retain any copies, summaries, analyses, compilations, reports, extracts or other reproductions, in whole or in part, of such written, electronic or other tangible material or any other materials in written, electronic or other tangible format based on, reflecting or containing Evaluation Material, in your possession or in the possession of any of your Representatives or under your or their custody; provided, however, that you and each of your Representatives will not be required to delete Evaluation Material from back-up, archival or other automatically-generated electronic storage maintained in accordance with your or such Representative’s standard security and/or disaster recovery policies and may retain one copy of the Evaluation Material to the extent such retention is required by applicable legal or regulatory compliance obligations. Notwithstanding such return or destruction, all oral Evaluation Materials and the information embodied in all Evaluation Materials (including, without limitation, any Evaluation Material retained pursuant to the proviso in the immediately preceding sentence) will continue to be held confidential pursuant to the terms of this letter agreement.

7. You acknowledge that, in your and your Representatives’ examination of the Evaluation Material, you and your Representatives may have access to material, nonpublic information, and that you are aware, and will advise your Representatives who are informed as to the matters that are the subject of this letter agreement, that state and federal laws, including, without limitation, United States securities laws, impose restrictions on the dissemination of such information and on trading in securities when in possession of such information.

8. For a period of two (2) years from the date hereof, unless the Transaction is completed, neither you nor any of your affiliates will, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries; provided that the foregoing shall not preclude you from hiring any such employee (i) whose employment you can demonstrate was terminated by the Company or one of its subsidiaries prior to commencement of employment discussions between you and such employee, (ii) who responds to a general or public solicitation not targeted at the Company’s employees or such person (including, without limitation, by a bona fide search firm not retained by you or pursuant to an online advertisement on your website) or (iii) who voluntarily contacts you or one of your affiliates on his or her own initiative without any prior solicitation by you or your affiliates. Neither you nor any of your Representatives will initiate or cause to be initiated any (1) communication concerning the Evaluation Material or the information referred to in paragraph 4 of this letter agreement; (2) requests for meetings with management in connection with a potential Transaction; or (3) other communication relating to the Company (other than in the ordinary course of business) or a potential Transaction, in each case with any director or employee of the Company or any of its subsidiaries who has not been designated by the Company or the Financial Advisor as a participant in discussions or diligence related to a Transaction.

9. You agree that Perella Weinberg, in its capacity as the Company’s designated financial advisor (the “Financial Advisor”), has responsibility for arranging appropriate contacts for due diligence and other purposes related to a Transaction. Unless otherwise expressly agreed to in writing by the Company, all communications regarding a Transaction, requests for information concerning the Company or its affiliates or a Transaction, requests for consents under this letter agreement and questions regarding procedures in connection with a Transaction will be submitted or directed exclusively to the representatives of the Financial Advisor specifically identified to you as contacts with respect to this matter.

10. You agree that none of the Company, any of its Representatives or any other person makes any representations or warranties, express or implied, with respect to the accuracy or completeness of the Evaluation Material, including, without limitation, any forecasts, projections or other forward-looking information included therein, and that none of the Company, any of its Representatives or any other person shall assume any responsibility or have any liability to you or any of your Representatives resulting from the selection or use of the Evaluation Material by you or your Representatives. You acknowledge that you are not entitled to rely on the accuracy or completeness of any Evaluation Material and that only such express representations and warranties regarding Evaluation Material as may be made to you in a fully executed and delivered definitive written agreement relating to a Transaction, if any, shall have any legal effect, subject to the terms and conditions of such agreement. You understand that some Evaluation Material deemed competitively sensitive may, if provided, be conditioned on (among other things) your first entering into a further written agreement providing for review of such information solely by your outside advisors or by those of your employees whose responsibilities do not include contacting customers or potential customers or the determination of product pricing.

11. Each party acknowledges and agrees that no contract or agreement providing for a Transaction shall be deemed to exist, directly or indirectly, between you and the Company or any of its affiliates unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by both the Company and you (and then only on and in accordance with the terms and conditions thereof). Each party also agrees that unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by the Company and you, neither you nor the Company, nor any affiliate of the Company, will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this letter agreement (except for the matters specifically provided herein) or otherwise or by virtue of any written or oral expression with respect to such a Transaction by any of your Representatives or the Representatives of the Company. Nothing contained in this letter agreement or the furnishing of any Evaluation Material hereunder shall be construed as granting or conferring any rights, by license or otherwise, in any intellectual property. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or your Representatives with respect to a Transaction, to terminate discussions and negotiations with you at any time for any reason, and to conduct any process for a Transaction as it shall, in its sole discretion, determine (including, without limitation, negotiating with any other party and entering into a definitive agreement without prior notice to you or any other person).

12. You acknowledge that the Evaluation Material is being furnished to you in consideration of your agreement, and you hereby agree, that, for a period of eighteen (18) months from the date hereof (the “Restricted Period”), unless you shall have been specifically invited to do so in writing by the Company’s Board of Directors, neither you nor any of your affiliates will in any manner, directly or indirectly, (a) acquire, offer to acquire, agree to acquire or make a proposal (public or otherwise) to acquire, by purchase or otherwise, any securities or interests, or any direct or indirect rights to acquire any securities or interests, of the Company or any subsidiary of the Company, or any cash settled call options or other derivative securities or contracts or instruments in any way related to the price of securities or interests of the Company or any subsidiary of the Company, or any material assets or properties of the Company or any subsidiary of the Company or any indebtedness of or claims against the Company or any subsidiary of the Company; (b) make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities or interests of the Company or any of its subsidiaries, or seek the consent of any person with respect to any securities or interests of the Company, or call or seek to call a meeting of the Company’s shareholders or initiate any shareholder proposal for action by the Company’s shareholders or seek election to or to place a representative on the board of directors (or other similar governing body) of the Company or seek the removal of any director from the board of directors of the Company; (c) make any public announcement with respect to, or solicit or submit a proposal (public or otherwise) for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase or license of a material portion of the assets or properties of, or other similar extraordinary transaction involving, the Company or any subsidiary of the Company or any of their respective securities or interests; (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the 1934 Act) with respect to any securities or interests of the Company or otherwise in connection with any of the actions prohibited by this paragraph; (e) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors (or other similar governing body) or policies of the Company or any of its subsidiaries; (f) make any public disclosure inconsistent with the agreements contained in this paragraph; (g) advise, assist, encourage or direct any person in connection with any of the actions prohibited by this paragraph; (h) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of a Transaction or any of the events described in this paragraph; (i) request the Company or any of the Representatives of the Company, directly or indirectly, to amend or waive any provision of this paragraph; (j) enter into any discussions, negotiations or understandings with any third party with respect to any of the matters set forth in this paragraph; or (k) contest the validity or enforceability of this agreement or seek a release of the restrictions contained herein (whether by legal action or otherwise).

13. During the Restricted Period, unless consented to in advance by the Company’s Board of Directors, you shall not, and shall direct your Representatives not to, enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any current or future security or interest holder of the Company or other person who has the right to vote or direct the voting of securities or interests of the Company, that is intended to or could reasonably be expected to limit, restrict or restrain or otherwise impair in any manner, directly or indirectly, the ability of such person to (i) vote any securities or interests of the Company owned by such person (or with respect to which such person otherwise has the right to vote or to direct the voting of such securities or interests) in favor of a Transaction with a potential purchaser other than yourself, or (ii) sell or tender any such securities or interests of the Company into any offer made by a potential purchaser other than yourself in connection with a Transaction.

14. You acknowledge and agree that the Company and its affiliates would be irreparably injured by a breach of this letter agreement by you or your Representatives and that monetary remedies would be inadequate to protect the Company or its subsidiaries against any actual or threatened breach of this letter agreement by you or your Representatives. Accordingly, you agree that the Company shall be entitled to an injunction or injunctions (without the proof of actual damages) to prevent breaches or threatened breaches of this letter agreement and to compel specific performance of this letter agreement, and that neither you nor your Representatives shall oppose the granting of such relief upon establishment of such actual or threatened breach before a court of competent jurisdiction. You also agree that you and your Representatives shall waive any requirement for the security or posting of any bond in connection with any such remedy. Such remedies shall not be deemed to be the exclusive remedy for actual or threatened breaches of this letter agreement but shall be in addition to all other remedies available at law or in equity to the Company. You further acknowledge and agree that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

15. If any provision of this letter agreement shall, for any reason, be judged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this letter agreement directly involved in the controversy in which such judgment shall have been rendered.

16. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof. The parties (a) irrevocably submit to the exclusive jurisdiction of the U.S. federal court sitting in the Borough of Manhattan of the City of New York (the “New York Court”), (b) irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement in the New York Court, or that any such action, suit or proceeding brought in the New York Court has been brought in an inconvenient forum, (c) agree that service of process, summons, notice or document by hand delivery or U.S. registered mail at the address specified for the applicable party in paragraph 17 (or such other address specified by such party from time to time pursuant to paragraph 17) shall be effective service of process for any action, suit or proceeding brought against such party in the New York Court and (d) agree that a final judgment in any such action or proceeding shall be conclusive (subject to any applicable right of appeal) and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that this letter agreement has been breached by a party or any of its Representatives, then the non-prevailing party will reimburse the prevailing party for its reasonable costs and expenses (including, without limitation, reasonable legal fees and expenses) incurred in connection with all such litigation.

17. All notices and other communications hereunder shall be in writing and shall be deemed given (as of the time of delivery) if delivered personally, sent via e-mail or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

Sagent Pharmaceuticals, Inc.

1901N. Roselle Rd.

Schaumburg, IL 60195

Attention:

with a copy to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:

if to the Recipient, to:

Nichi-Iko Pharmaceutical Co., Ltd.

6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan

Attention:

with a copy to:

Nishimura & Asahi

Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku, Tokyo, Japan

Attention:

18. This letter agreement contains the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements or discussions (whether written or oral) between the parties with respect thereto. No modification of this letter agreement or waiver of any term or condition hereof shall be binding upon either party, unless approved in writing by each party. This letter agreement shall inure to the benefit of the parties hereto, and their successors and permitted assigns. Any purported assignment (directly or indirectly, including by operation of law) of this letter agreement or of any or all of either party’s rights or obligations hereunder without the prior written consent of the other party shall be void.

19. This letter agreement shall terminate and be of no further force and effect three (3) years from the date hereof, except those provisions which by their express terms expire at an earlier date; provided that such termination shall not relieve you from your responsibilities in respect of any breach of this letter agreement prior to such termination.

20. This letter agreement may be executed in counterparts (including via facsimile or electronic transmission), each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

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If the foregoing correctly sets forth the agreement between you and the Company, please sign and return a copy of this signature page, whereupon this letter agreement shall become our binding agreement as of the date first written above.

Very truly yours,

SAGENT PHARMACEUTICALS, INC.

By
Name:	Michael V. Ward
Title:	Chief Legal Officer

AGREED AND ACKNOWLEDGED

as of the date first written above

NICHI-IKO PHARMACEUTICAL CO., LTD.

By
Name:	Yuichi Tamura
Title:	President & CEO